SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

    THE9 LIMITED

(Name of Issuer)

    American Depositary Shares, each representing one Ordinary Share, US$0.01 par value per share

(Title of Class of Securities)

    88337K104

(CUSIP Number)

    May 4, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88337K104	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Electronic Arts Inc. (“EA”) I.R.S. Identification No. 94-2838567
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,975,608 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,975,608 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,975,608 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.74%*
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with EASP, solely by virtue of the fact that EASP, the record holder of these shares, is a wholly owned subsidiary of EA. EA disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Based on 25,512,745 ordinary shares of Issuer outstanding as of December 31, 2009, as reported in the Issuer’s Report on Form 20-F furnished to the Commission on April 16, 2010.

CUSIP No. 88337K104	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EA International (Studio and Publishing) Ltd. (“EASP”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,975,608 (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,975,608 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,975,608 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.74%*
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(2)	Shared with EA solely by virtue of the fact that EASP is a wholly owned subsidiary of EA.
*	Based on 25,512,745 ordinary shares of Issuer outstanding as of December 31, 2009, as reported in the Issuer’s Report on Form 20-F furnished to the Commission on April 16, 2010.

CUSIP No. 88337K104	13G	Page 4 of 8 Pages

Item 1	(a)	Name of Issuer:

The9 Limited

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

Building No. 3, 690 Bibo Road Zhang Jiang Hi-Tech Park Pudong New Area, Pudong Shanghai 201203, People’s Republic of China

Item 2	(a)	Name of Person Filing:

(i) Electronic Arts Inc. (ii) EA International (Studio and Publishing) Ltd.

Item 2	(b)	Address of Principal Business Office or, if None, Residence

(i) 209 Redwood Shores Parkway, Redwood City, California 94065, USA (ii) LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda

Item 2	(c)	Citizenship:

(i) State of Delaware (ii) Bermuda

Item 2	(d)	Title of Class of Securities:

American Depositary Shares, US$0.01 par value per share

Item 2	(e)	CUSIP Number: 88337K104

Item 3.		Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 88337K104	13G	Page 5 of 8 Pages

Item 4.	Ownership

(a) Amount Beneficially Owned:

1,975,608 ordinary shares. EASP is the record holder of all 1,975,608 American Depositary Shares of the Issuer. EA indirectly owns 100% of the issued and outstanding capital stock of EASP.

(b) Percent of Class:

See the response(s) to Item 11 on the attached cover page(s).

(c) Number of shares as to which such person has:

         (i) sole power to vote or direct the vote:

                 See the response(s) to Item 5 on the attached cover page(s).

         (ii) shared power to vote or direct the vote:

                 See the response(s) to Item 6 on the attached cover page(s).

        (iii) sole power to dispose or to direct the disposition of:

                 See the response(s) to Item 7 on the attached cover page(s).

        (iv) shared power to dispose or to direct the disposition of:

                 See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above where not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

CUSIP No. 88337K104	13G	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2010	ELECTRONIC ARTS INC.

	By:	/s/ STEPHEN G. BENÉ
	Name:	Stephen G. Bené
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated: May 5, 2010	EA INTERNATIONAL (STUDIO AND PUBLISHING) LTD.

	By:	/s/ VARINDER SAINI
	Name:	Varinder Saini
	Title:	Manager, International Publishing

CUSIP No. 88337K104	13G	Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit	Title

A	Joint Filing Agreement dated May 5, 2010 among the reporting persons